Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

May 28, 2025

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment (“PEA”) No. 337 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. Vroman-Lee:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on May 7, 2025, with respect to the Registration Statement and the Trust’s proposed four new series, Defiance Daily Target 2X Long OKLO ETF, Defiance Daily Target 2X Long QBTS ETF, Defiance Daily Target 2X Short RGTI ETF, and Defiance Daily Target 2X Short QBTS ETF (each a “Fund,” together the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Please provide completed fee tables and examples pre-effectively in correspondence.

Response: Each Fund’s completed Fees and Expenses table and Expense Example are included in the attached Exhibit A.

2.	The Staff notes that the fifth paragraph under each Fund’s principal investment strategies indicates that each day the Fund’s investment adviser rebalances the Fund’s holdings in an attempt to maintain the targeted leveraged exposure. Please include disclosure in each Fund’s principal investment strategies that this daily rebalancing leads to actively turning over the Fund’s portfolio.

Response: The Trust confirms that each Fund’s principal investment strategies have been revised in response to this comment.

3.	Disclosure in the fee table says that the cost of investing in swaps, included the embedded cost of the swap and operating expense of the referenced assets, is "indirect" and not included in fee table or expense example. Please disclose what this means, and any potential impact to an investor, in the principal investment strategies and principal risk disclosure, as applicable.

Response: The Trust respectfully notes that the language in the footnote reflects prior Staff comments and aligns with similar previous filings. Additionally, the Trust notes that the Swaps risk disclosure already addresses the potential impact on investors. Accordingly, the Trust respectfully declines to make further changes in response to this comment.

4.	Please include disclosure in each Fund’s principal investment strategies that daily rebalancing leads to actively turning over the Fund’s portfolio. To the extent that portfolio turnover will increase drag or become associated with costs that may prevent a Fund from achieving 2X daily returns, please consider disclosing the impact of turnover.

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Response: The Trust confirms that each Fund’s principal investment strategies have been revised to indicate that daily rebalancing is expected to lead to high portfolio turnover.

The Trust respectfully notes that the impact of portfolio turnover on each Fund’s returns is currently disclosed under the "Portfolio Turnover" section. In addition, the "High Portfolio Turnover Risk" disclosure addresses the operational and cost-related risks associated with each Fund’s daily rebalancing. This includes references to high turnover, increased transaction costs, the extensive use of derivatives, and the tax implications of frequent trading. Further, the "Daily Correlation/Tracking Risk" disclosure also discusses the potential effects of daily rebalancing, noting that market volatility, disruptions, and regulatory restrictions may impair a Fund’s ability to adjust its exposure as needed, which could prevent the Fund from achieving its stated daily leveraged investment objective. This section further highlights that such challenges may result in over- or under-exposure to the Underlying Security, adversely affecting performance and correlation. Finally, the risks associated with daily rebalancing are also explicitly or substantively addressed in several other risk disclosures. Accordingly, the Trust believes that the existing disclosures are adequate and appropriately located, and therefore respectfully declines to make any revisions in response to this aspect of the comment.

5.	In correspondence, please identify the broad-based security markets index each Fund intends to use.

Response: The Trust supplementally informs the Staff that each Fund intends to use the S&P 500 Index as its broad-based security markets index.

6.	With respect to “Table 2 – Historic Volatility of the Underlying Securities” and the related narrative disclosure, the Staff notes that none of the Funds’ Underlying Securities have been trading long enough to have a “5-Year Historical Volatility Rate” and OKLO’s shares have been trading for less than a year. Please revise Table 2 and the related narrative disclosure to account for the shorter trading history of each Underlying Security.

Response: The Trust confirms that each Table 2 will be adjusted to reflect appropriate period(s) for which each Fund’s corresponding Underlying Security has traded. In addition, please see the Trust’s response to Comment 7 below.

7.	With respect to comment 6. above, if the Fund does not intend to delete references to the “5-Year Historical Volatility Rate” for any Underlying Security, please supplementally provide the disclosure the Fund intends to use.

Response: The Trust responds supplementally that it intends to disclose each Underlying Security’s Historical Volatility Rate as follows:

Table 2 – Historic Volatility of the Underlying Securities

Underlying Security Name/Ticker	Historical Volatility Rate
Oklo Inc. (NYSE: OKLO)	82.58%[1]
D-Wave Quantum Inc. (NYSE: QBTS)	123.08%[2]

1.	Period July 7, through May 21, 2025.

2.	Period December 11, 2020 through May 21, 2025.

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Table 2 – Historic Volatility of the Underlying Securities

Underlying Security Name/Ticker	Historical Volatility Rate
Rigetti Computing, Inc. (NasdaqCM: RGTI)	129.33%[1]
D-Wave Quantum Inc. (NYSE: QBTS)	123.08%[2]

1.	Period April 22, 2021 through May 21, 2025.

2.	Period December 11, 2020 through May 21, 2025.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

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Appendix A

Defiance Daily Target 2X Long OKLO ETF

Defiance Daily Target 2X Long QBTS ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.29%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.02%
Total Annual Fund Operating Expenses(3)	1.31%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$133	$415

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Defiance Daily Target 2X Short RGTI ETF

Defiance Daily Target 2X Short QBTS ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.29%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses(3)	1.29%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), a Tidal Financial Group company, will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$131	$409

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